Tattooed Chef, Inc.

6305 Alondra Blvd.

Paramount, California 90723

November 17, 2020

Via EDGAR Correspondence

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date

Tattooed Chef, Inc.
Registration Statement on Form S-1
File No. 333-249890

Dear Ms. Purnell:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tattooed Chef, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 8:00 a.m., Eastern Time, on November 19, 2020, or as soon thereafter as practicable.

Very truly yours,

TATTOOED CHEF, INC.

By:	/s/ Salvatore Galletti
Salvatore Galletti
Chief Executive Officer